

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

December 29, 2015

Via E-mail
Mr. Jeff Waldvogel
Chief Financial Officer
KBS Strategic Opportunity REIT, Inc.
800 Newport Center Drive, Suite 700
Newport Beach, California 92660

Re: KBS Strategic Opportunity REIT, Inc.
Form 10-K
Filed March 9, 2015
File No. 000-54382

Dear Mr. Waldvogel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K filed March 9, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46

1.   We note that leases representing 13.7% of your annualized base rent are expiring in 2015, and leases representing 13.8% of your annualized base rent are expiring in 2016. In future Exchange Act periodic reports, please include a discussion of the relationship of market rents and expiring rents.

2.   In future Exchange Act periodic reports, please include a discussion that compares new leases and renewed leases on previously leased properties to prior rents received. Such amounts should be adjusted for any tenant concessions provided, such as free rent.

3.   In future Exchange Act periodic reports, please discuss leasing results for the prior period, including the amount of leases that were new leases compared to renewal leases. Additionally, this disclosure should include discussion of tenant improvement costs, leasing commissions, and tenant concessions. These amounts should be shown on a per square foot basis or square footage should be shown so the amounts can be calculated.

Form 8-K filed December 10, 2015

Item 8.01 Other Events

Real Estate Valuation, page 4

4.   We note that the weighted average terminal capitalization rate and weighted average discount rate used in your discounted cash flow analysis dropped approximately 29 basis points each between the valuation performed on December 9, 2014 (as disclosed in your December 31, 2014 Form 10-K) and the valuation performed on December 8, 2015. Please tell us the reasons for the change in these assumptions. To the extent there were multiple items or events that influenced your decision to decrease these assumptions, please provide us with an indication of the weight given to each factor.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Peter McPhun, Staff Accountant, at 202-551-3581or the undersigned at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Sara Von Althann, Staff Attorney, at 202-551-3207 or Jennifer Gowetski, Special Counsel at 202-551-3401 with any other questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Branch Chief
Office of Real Estate and
Commodities